BioVie Inc.

680 W Nye Lane

Suite 204

Carson City, NV 89703

November 29, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Jessica Dickerson

Re:	BioVie Inc.
Registration Statement on Form S-1
File No. 333-283394

Dear Ms. Dickerson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BioVie Inc., a Nevada corporation, hereby respectfully requests that the effective date of the above-captioned registration statement on Form S-1 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Time, on December 2, 2024, or as soon as practicable thereafter.

Please contact Michael S. Lee (michael.lee@reedsmith.com / telephone: (212) 549-0358) of Reed Smith LLP with any questions and please notify when this request for acceleration has been granted.

Sincerely,

By:	/s/ Joanne Wendy Kim
Name:	Joanne Wendy Kim
Title:	Chief Financial Officer

cc:	Michael S. Lee, Reed Smith LLP